Exhibit 99.1

29 June 2021

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW. THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY SECURITIES IN ANY JURISDICTION, INCLUDING THE UNITED STATES, CANADA, AUSTRALIA, JAPAN AND THE REPUBLIC OF SOUTH AFRICA. NEITHER THIS ANNOUNCEMENT NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 2014/596/EU. IN ADDITION, MARKET SOUNDINGS WERE TAKEN IN RESPECT OF THE MATTERS CONTAINED IN THIS ANNOUNCEMENT, WITH THE RESULT THAT CERTAIN PERSONS BECAME AWARE OF SUCH INSIDE INFORMATION. UPON THE PUBLICATION OF THIS ANNOUNCEMENT, THIS INSIDE INFORMATION IS NOW CONSIDERED TO BE IN THE PUBLIC DOMAIN AND SUCH PERSONS SHALL THEREFORE CEASE TO BE IN POSSESSION OF INSIDE INFORMATION.

Midatech Pharma PLC

(“Midatech” or the “Company”)

UK Placing to Raise £10.0 million

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines, announces that it has raised £10.0 million (before expenses) by way of a placing to investors in the UK (“Placing”) of 35,087,720 new ordinary shares of 0.1p each ("Placing Shares") at an issue price of £0.285 per Placing Share (“Issue Price”). The Placing brings new UK institutions into the Company’s shareholder base. Turner Pope Investments (TPI) Limited ("Turner Pope") acted as sole bookrunner for the Placing. Turner Pope participated in the Placing.

The Issue Price of the Placing Shares represents a discount of approximately 12.3% to the closing middle market price of £0.325 per existing ordinary share on 28 June 2021, being the last business day before this announcement. The Placing Shares represent approximately 35.6% of the issued share capital of the Company as enlarged by the Placing.

The allotment of the Placing Shares is being made pursuant to existing authorities to allot shares and other relevant securities and to disapply pre-emption rights under section 551 of the Companies Act 2006, which the Directors were given at the Company's General Meeting held on 2 March 2020.

Background to the Placing

On 17 June 2021, the Company announced a series of updates to its R&D programmes including:

•	data that demonstrate the Company has been able to encapsulate an exemplar monoclonal antibody (“mAb”) using its Q-Sphera technology while preserving its functional integrity and antigen binding;
•	delivery of proof of concept Q-Sphera formulations of MTX214 and MTX216 for the Company’s collaboration partner to initiate in vivo IND-enabling studies;
•	in vivo data to support a three month dosing interval for MTD211, the Company’s formulation of long-acting brexpiprazole;
•	start up activities for a Phase II study of MTX110 in Diffuse Intrinsic Pontine Glioma (“DIPG”) following a positive pre-IND meeting with the FDA; and
•	planning for a Phase I pilot study of MTX110 in Glioblastoma Multiforme (“GBM”) following encouraging preclinical data which demonstrate the potency of MTX110 in multiple patient-derived GBM cell lines.

Use of Proceeds

The proceeds of the Placing, net of fees and expenses, are expected to be approximately £9.0 million ("Net Proceeds"). We expect the Net Proceeds will be used to:

•	develop, to proof of concept stage, additional mAb formulations using the Company’s Q-Sphera technology following the success with the exemplar mAb disclosed as part of the Company’s R&D update on 17 June 2021;
•	add new small molecule Q-Sphera programmes to the Company’s internal pipeline;
•	initiate a Phase II clinical study of MTX110 in DIPG;
•	initiate a pilot Phase I clinical study of MTX110 in GBM; and
•	general corporate purposes.

Taking into account available cash resources and the expected Net Proceeds, the Company expects to have sufficient cash resources to fund operations into the first quarter of 2023.

Further Information on the Placing

The Company and Turner Pope entered into a placing agreement ("Placing Agreement"), pursuant to which Turner Pope agreed to use its reasonable endeavours to procure placees pursuant to the Placing. The Placing is not underwritten. Turner Pope has received binding commitments from placees to acquire the Placing Shares at the Issue Price.

The Placing Agreement contains certain warranties and indemnities by the Company in favour of Turner Pope. It also contains provisions entitling Turner Pope to terminate the Placing Agreement prior to Admission, as defined below, if, among other things, a breach of any of the warranties occurs or on the occurrence of an event fundamentally and adversely affecting the position of the Company.

The Placing is conditional upon, inter alia:

(a)	the Placing Agreement becoming unconditional in all respects (save for Admission occurring) and not having been terminated in accordance with its terms; and
(b)	Admission becoming effective by no later than 8.00 a.m. on 6 July 2021 (or such later time and/or date as the Company and Turner Pope may agree (being not later than 4.30 p.m. on 3 August 2021).

Application for Admission to trading on AIM

Subject to all conditions being met, application will be made for the 35,087,720 Placing Shares to be admitted to trading on AIM (“Admission”). It is expected that settlement of the Placing Shares and Admission will take place at 8.00 a.m. on or about 6 July 2021 and that dealings in the Placing Shares will commence at that time.

When issued, the Placing Shares will be fully paid and will rank pari passu in all respects with the existing ordinary shares.

Total Voting Rights

Upon Admission, the Company's issued share capital will comprise 98,468,387 ordinary shares of 0.1p each with voting rights. The Company does not hold any shares in treasury. Upon Admission this figure of 98,468,387 may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA's Disclosure and Transparency Rules.

Commenting, Stephen Stamp, Midatech CEO and CFO, said: “It has been a busy 13 months since we announced our Strategic Review and restructuring. On 17 June 2021 we announced progress in our R&D pipeline across multiple programmes and breakthrough data on the successful encapsulation of a large molecule protein with Q-Sphera – a world’s first. Today’s announcement of the Placing gives us the runway to initiate Phase II and Phase I clinical studies of MTX110 in DIPG and GBM, respectively. Our focus now turns to lining up partners for these programmes.”

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

The person responsible for arranging the release of this announcement on behalf of the Company is Stephen Stamp, Chief Executive Officer and Chief Financial Officer.

For more information, please contact:

Midatech Pharma PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)29 2048 0180

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

Rupert Dearden (Corporate Broking)

Tel: +44 (0)20 7886 2500

Turner Pope Investments (TPI) Limited (Joint Broker, Sole Bookrunner)

Andrew Thacker / James Pope (Corporate Broking) Tel: +44(0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Maxwell Colbert Tel: +1 (646) 653 7028 mcolbert@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Regulatory Information

Turner Pope, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority ("FCA"), is acting exclusively for the Company and for no-one else in relation to the proposed Placing and will not be responsible to any other person for providing the protections afforded to their respective clients nor for providing advice in connection with the matters contained in this announcement. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Turner Pope nor by any of their affiliates or agents (or any of their respective partners, directors, officers, employees or advisers), as to or in relation to, the contents, accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, or any other statement made or purported to be made by or on behalf of Turner Pope.

Important Notices

Neither this press release, nor any copy of it may be made or transmitted into the United States of America (including its territories or possessions, any state of the United States of America and the District of Columbia) (the "United States"). The distribution of this press release in other jurisdictions may also be restricted by law and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This press release does not constitute or form part of any offer or invitation to sell or issue, or a solicitation of any offer to acquire, purchase or subscribe for, securities of the Company.

The Placing Shares have not been, nor will be, registered under the US Securities Act of 1933, as amended (the "US Securities Act") or the securities laws of any state or jurisdiction of the United States, and may not be offered or sold within the United States to, or for the account or benefit of, US person (as that term is defined in Regulation S under the US Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and such other applicable state securities laws.

Accordingly, the Placing Shares are being offered hereby only outside the United States in reliance upon Regulation S under the US Securities Act in offshore transactions.

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the timing and expected closing of the proposed UK Placing and the use of proceeds from the UK Placing.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.